EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 30, 2026 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. (“Northern Dynasty”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2026